EXHIBIT 99.1

Equinox Gold Announces Positive Drill Results from the Bahia Belt in Brazil

VANCOUVER, BC, April 28, 2022 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce positive drill results from 2021 exploration drilling in the 70-km-long greenstone belt in Bahia State, Brazil that hosts the Company's 100%-owned Fazenda and Santa Luz gold mines ("Bahia Belt"). Exploration has identified multiple near-mine and regional discoveries that highlight growth potential in the Bahia Belt.

"The 2021 exploration program in the Bahia Belt has led to the discovery of significant gold mineralization at multiple targets within haulage distance to our existing mines," said Scott Heffernan, EVP Exploration for Equinox Gold. "Drilling at the Canto 2 target adjacent to our Fazenda Mine was particularly important, intersecting very high grades and clearly highlighting the potential for both open pit and underground resource growth and mine life extension at Fazenda. Equinox Gold also secured exploration permits covering an additional 323 square km, bringing the total land package in the Bahia Belt to nearly 1,300 square km covering the majority of this highly prospective but underexplored greenstone belt.

"The 2022 exploration program is well underway and includes over 70,000 metres of drilling across targets ranging from early to advanced-stage exploration, a high-resolution airborne magnetic survey covering the entire Bahia Belt, and geologic mapping and geochemical sampling to further refine targets in advance of drilling."

BAHIA BELT 2021 EXPLORATION PROGRAM HIGHLIGHTS

Exploration targets in the Bahia Belt were identified by integrating multiple datasets including airborne geophysical surveys, geologic mapping, outcrop and soil sampling, and historical drilling. During 2021 Equinox Gold tested 17 targets throughout the Bahia Belt, drilling 56,918 metres ("m") in 479 diamond and reverse circulation ("RC") drill holes (Figure 1). Of the 479 holes, 372 intersected anomalous to ore-grade gold mineralization and of these, 126 intersected significant gold mineralization and identified several gold-mineralized systems close to Equinox Gold's Fazenda and Santa Luz mines. Highlight results are presented below, and a complete table of drill results can be downloaded here: https://www.equinoxgold.com/_resources/news/Attachments/202204-BahiaDrillResults.pdf

Canto 2 Deposit

The Canto 2 deposit was previously operated as a shallow open-pit mine and is directly adjacent to Equinox Gold's operating Fazenda open-pit and underground mine complex. A total of 12,212 m in 46 holes (Figure 2) was drilled to test mineralization continuity along strike and up to 400 m below surface with the objective of increasing both open-pit and underground mineral resources and upgrading the existing resource classification from Inferred to Indicated. Every drill hole intersected economic-grade gold mineralization and several intersected newly identified bonanza grades including 69.0 g/t Au over 3.5 m and 7.53 g/t Au over 5.2 m in hole FBD010, 67.2 g/t Au over 4.0 m and 3.43 g/t Au over 17.4 m in hole FBD011, 50.8 g/t Au over 2.0 m in hole FBD013, and 3.31 g/t Au over 29.0 m in hole FBD040. Equinox Gold plans to undertake further exploration at Canto 2 in 2022 to further test expansion potential at depth and along strike.

An updated Fazenda Mineral Resource and Mineral Reserve statement, which will incorporate Canto 2 drill results, is planned for late 2022.

Canto 2 Drill Highlights (Figure 2)

  6.88 g/t Au over 3.6 m from 128.0 m (FBD007)
  69.0 g/t Au over 3.5 m from 131.0 m and 7.53 g/t Au over 5.2 m from 138.8 m (FBD010)
  67.2 g/t Au over 4.0 m from 106.0 m and 3.43 g/t Au over 17.4 m from 141.8 m (FBD011)
  50.8 g/t Au over 2.0 m from 69.6 m (FBD013)
  2.96 g/t Au over 9.0 m from 233.0 m (FBD015)
  4.68 g/t Au over 10.0 m from 78.0 m (FBD022)
  2.53 g/t Au over 6.0 m from 191.0 m (FBD027)
  2.38 g/t Au over 18.0 m from 142.0 m (FBD037)
  3.31 g/t Au over 29.0 from 259.0 m (FBD040)
  2.23 g/t Au over 8.4 m from 155.0 m (FBD053)
  2.03 g/t Au over 8.2 m from 171.8 m (FBD055)
  2.10 g/t Au over 13.0 m from 32.0 m (FBD056)

Rufino Target

The Rufino Target is a new discovery approximately 11 km from the Fazenda Mine. It is hosted in a mafic rock package within a shear zone at least 4 km in length. One quarter of the mapped 4-km strike length was tested with 20 drill holes, 18 of which intersected gold mineralization. Grade-thickness values generally increase to the southeast, culminating with the intercept of 2.35 g/t Au over 55.0 m in hole FBP110. Farther to the southeast, 2.5 km of the mapped shear zone remains untested.

Rufino Drill Highlights (Figure 3)

  8.96 g/t Au over 2.0 m from 134.0 m (FBD059)
  0.78 g/t Au over 27.0 m from 17.0 m (FBP108)
  2.35 g/t Au over 55.0 m from 35.0 m (FBP110)

Mansinha & Mansinha Sul Targets

The Mansinha and Mansinha Sul Targets lie on the same structural corridor as the Santa Luz Mine, representing a potential gold-mineralized zone more than 11 km in length. The target is hosted in a shear zone within a felsic package of volcaniclastics and subvolcanic intrusive rocks. Artisanal mining and limited historical shallow drilling have occurred, but no thorough modern exploration has taken place prior to Equinox Gold's 2021 exploration program. Approximately 5 km of the 11-km-long shear zone was tested with 148 drill holes of which 134 encountered gold mineralization. The target has been tested to depths greater than 100 m in only a few locations, leaving significant exploration potential at depth.

Mansinha Drill Highlights (Figure 4)

  2.28 g/t Au over 7.0 m from 37.0 m and 1.49 g/t Au over 14.0 m from 51.0 m and 1.38 g/t Au over 11.0 m from 77.0 m (SLP036)
  1.31 g/t Au over 17.0 m from 61.0 m (SLP045)
  4.66 g/t Au over 12.0 m from 20.0 m and 3.90 g/t Au over 6.0 m from 42.0 m (SLP046)
  2.20 g/t Au over 8.0 m from 26.0 m (SLP050)
  1.20 g/t Au over 20.0 m from 84.0 m (SLP103)
  9.43 g/t Au over 3.0 m from 16.0 m (SLP123)
  0.91 g/t Au over 25.0 m from 62.0 m (SLP160)
  0.76 g/t Au over 25.0 m from 10.0 m (SLP161)
  1.90 g/t Au over 10.0 m from 32.0 m (SLP162)
  1.35 g/t Au over 13.0 m from 45.0 m (SLP163)
  0.69 g/t Au over 35.0 m from 28.0 m (SLP165)
  0.67 g/t Au over 39.0 m from 73.0 m (SLP166)
  2.45 g/t Au over 10.0 m from 71.0 m and 4.48 g/t Au over 3.0 m from 101.0 m (SLP169)
  4.04 g/t Au over 6.0 m from 64.0 m (SLP183)
  2.77 g/t Au over 24.0 m from 55.0 m (SLP218)

Mansinha Sul Drill Highlights (Figure 5)

  7.61 g/t Au over 15.0 m from 53.0 m (SLP153)
  1.07 g/t Au over 11.0 m from 16.0 m and 3.79 g/t Au over 9.0 m from 38.0 m (SLP172)
  1.89 g/t Au over 13.0 m from 25.0 m (SLP174)
  3.63 g/t Au over 9.0 m from 55.0 m (SLP175)
  1.72 g/t Au over 20.0 m from 37.0 m (SLP178)
  2.35 g/t Au over 15.0 m from 16.0 m (SLP179)
  1.65 g/t Au over 13.0 m from 71.0 m (SLP181)
  2.30 g/t Au over 16.0 m from 34.0 m (SLP187)
  2.89 g/t Au over 6.0 m from 28.0 m (SLP191)
  3.14 g/t Au over 5.0 m from 41.0 m (SLP194)
  1.25 g/t Au over 16.0 m from 19.0 m (SLP196)
  4.30 g/t Au over 6.0 m from 49.0 m (SLP201)
  1.25 g/t Au over 27.0 m from 65.0 m (SLP205)
  1.60 g/t Au over 13.0 m from 13.0 m (SLP212)
  0.52 g/t Au over 35.0 m from 12.0 m (SLP216)
  2.47 g/t Au over 14.0 m from 29.0 m (SLP227)
  1.90 g/t Au over 9.0 m from 59.0 m (SLP251)

LAND PACKAGE INCREASE

Following a metallogenic review of the Bahia Belt and favourable preliminary regional exploration results, Equinox Gold obtained new exploration permits covering an additional 323 square km (Figure 1). These new permits filled gaps in the existing land package, expanded the Company's exploration territory around highly prospective targets, and opened new targets for exploration. The total land package now covers approximately 1,292 square km. Equinox Gold plans to fly an aeromagnetic survey over the entire land package in Q2 2022, to be followed by geologic mapping and geochemical sampling in high-priority areas identified by the survey.

ABOUT EQUINOX GOLD

Equinox Gold is a growth-focused Canadian mining company operating entirely in the Americas, with six operating gold mines, a mine in commissioning, and a clear path to achieve more than one million ounces of annual gold production from a pipeline of development and expansion projects. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

Bahia Belt
Targets and Tenure
N
440000
460000
480000
500000
520000
8820000
8800000
8780000
8760000
8740000
8720000
BRSLD003
14.8m @ 0.79 g/t Au from 49.2m
BRSLP046
12.0m @ 4.66 g/t Au from 20.0m
BRSLP218
24.0m @ 2.77 g/t Au from 55.0m
BRSLD020
12.0m @ 1.32 g/t Au from 48.0m
BRSLP142
17.0m @ 1.71 g/t Au from 60.0m
BRSLP153
15.0m @ 7.61 g/t Au from 53.0m
BRSLP252
12.0m @ 6.70 g/t Au from 16.0m
BRSLP146
13.0m @ 1.20 g/t Au from 5.0m
BRFBP108
27.0m @ 0.78 g/t Au from 17.0m
BRFBP110
55.0m @ 2.35 g/t Au from 35.0m
BRFBP129
2.0m @ 7.48 g/t Au from 30.0m
BRFBD042
48.0m @ 0.33 g/t Au from 42.0m
BRFBP123
6.0m @ 2.18 g/t Au from 55.0m
BRFBD010
3.5m @ 69.02 g/t Au from 131.0m
BRFBD011
4.0m @ 67.20 g/t Au from 106.0m
BRFBD013
2.0m @ 50.75 g/t Au from 69.6m
BRFBD040
29.0m @ 3.31 g/t Au from 259.0m
Rio de Peixe
Mari
Cariaca
Serra da Volta
Mansinha
Riacho do Miguel
Mansinha Sul
VG14
Santa Luz Mine
Ambrosio
Bonsucesso
Bonsucesso Sul
Rufino
Serra Azul
Queimadinha
Pinhoes
Fazenda Mine
Canto 2
Barrocas
Brazil
display area
Salvador
Brasilia
Belo Horizonte
Rio de Janeiro
EQX Mine
EQX Target
EQX Tenements added 2021
EQX Tenements
Highways
0 5 10
Kilometers
Projection Coordinate System:
SAD 1969 (96) UTM Zone 24S

EQUINOX GOLD

Figure 1 - Bahia Belt Drill Target Locations (CNW Group/Equinox Gold Corp.)

Canto 2 Target
Exploration Results
BRFBD053
8.4m @ 2.23 g/t Au from 155.0m
BRFBD011
4.0m @ 67.20 g/t Au from 106.0m
17.4m @ 3.43 g/t Au from 141.8m
BRFBD007
3.6m @ 6.88 g/t Au from 128.0m
BRFBD022
10.0m @ 4.68 g/t Au from 78.0m
BRFBD056
1.0m @ 8.13 g/t Au from 15.0m
13.0m @ 2.10 g/t Au from 32.0m
BRFBD013
2.0m @ 50.75 g/t Au from 69.6m
BRFBD015
8.0m @ 1.61 g/t Au from 127.0m
9.0m @ 2.96 g/t Au from 233.0m
BRFBD037
18.0m @ 2.38 g/t Au from 142.0m
BRFBD055
8.2m @ 2.03 g/t Au from 171.8m
BRFBD010
3.5m @ 69.02 g/t Au from 131.0m
5.2m @ 7.53 g/t Au from 138.8m
BRFBD027
6.0m @ 2.53 g/t Au from 191.0m
BRFBD040
29.0m @ 3.31 g/t Au from 259.0m
Rufino
Queimadinha
Serra Azul
Pinhoes
Fazenda Mine
Canto 2
Barrocas
0 5 10 Kilometers
493500
494000
494500
8734500
8734000
N
Sedimentary Sequence
Weber Belt
Mafic Sequence
0 100 200 Meters
Projection Coordinate System:
SA 1969 (96) UTM Zone 24S
Au Grade - Thickness (g-m)
> 10.0
5.0 - 10.0
1.0 - 5.0
0.3 - 1.0
BRFBD drill holes
BRFBP drill holes
Fazenda Mine Complex Historical Pit Outline
EQUINOX GOLD

Figure 2 - Canto 2 Target Exploration Results (CNW Group/Equinox Gold Corp.)

Rufino Target
Exploration Results
Subvolcanic Rocks
Felsic Volcanic Sequence
Mafic Sequence
Archean Complex
N
BRFBP099
4.0m @ 3.04 g/t Au from 26.0m
7.0m @ 1.60 g/t Au from 63.0m
BRFBP110
55.0m @ 2.35 g/t Au from 35.0m
BRFBD059
2.0m @ 8.96 g/t Au from 134.0m
BRFBP108
27.0m @ 0.78 g/t Au from 17.0m
Mapped Shear Zone
Rufino
Queimadinha
Serra Azul
Pinhoes
Fazenda Mine
Canto 2
Barrocas
0 5 10 Kilometers
494500
495000
495500
496000
496500
497000
497500
498000
8745500
8745000
8744500
8744000
8743500
8743000
EQUINOX GOLD
Au Grade - Thickness (g-m)
> 10.0
5.0 - 10.0
1.0 - 5.0
0.3 - 1.0
BRFBD drill holes
BRFBP drill holes
0 500 1,000 Meters
Projection Coordinate System:
SA 1969 (96) UTM Zone 24S

Figure 3 - Rufino Target Exploration Results (CNW Group/Equinox Gold Corp.)

Mansinha Target
Exploration Results
467000
468000
469000
8793000
8792000
8791000
8790000
8789000
Rio de Peixe
Mansinha
Serra da Volta
Riacho do Miguel
Mansinha Sul
VG14
Santa Luz
Mine
0
2.5
5
Kilometers
BRSLP103
20.0m @ 1.20 g/t Au from 84.0m
BRSLP105
9.0m @ 1.16 g/t Au from 20.0m
BRSLD009
8.0m @ 1.63 g/t Au from 127.0m
BRSLP036
1.0m @ 6.91 g/t Au from 28.0m
7.0m @ 2.28 g/t Au from 37.0m
14.0m @ 1.49 g/t Au from 51.0m
11.0m @ 1.38 g/t Au from 77.0m
1.0m @ 7.03 g/t Au from 102.0m
BRSLP165
35.0m @ 0.69 g/t Au from 28.0m
BRSLP166
39.0m @ 0.67 g/t Au from 73.0m
BRSLP168
26.0m @ 1.13 g/t Au from 26.0m
BRSLP169
16.0m @ 0.69 g/t Au from 32.0m
10.0m @ 2.45 g/t Au from 71.0m
3.0m @ 4.48 g/t Au from 101.0m
BRSLD010
18.0m @ 0.57 g/t Au from 83.0m
BRSLP039
1.0m @ 6.06 g/t Au from 105.0m
BRSLD012
3.8m @ 2.92 g/t Au from 120.2m
BRSLD162
10.0m @ 1.90 g/t Au from 32.0m
BRSLP045
17.0m @ 1.31 g/t Au from 61.0m
BRSLP046
12.0m @ 4.66 g/t Au from 20.0m
6.0m @ 3.90 g/t Au from 42.0m
BRSLP158
10.0m @ 1.00 g/t Au from 49.0m
BRSLP160
25.0m @ 0.91 g/t Au from 62.0m
BRSLP161
25.0m @ 0.76 g/t Au from 10.0m
BRSLP183
6.0m @ 4.04 g/t Au from 64.0m
BRSLP163
13.0m @ 1.35 g/t Au from 45.0m
BRSLP123
3.0m @ 9.43 g/t Au from 16.0m
BRSLP050
8.0m @ 2.20 g/t Au from 26.0m
BRSLP218
24.0m @ 2.77 g/t Au from 55.0m
028
025
026
024
023
022
103
104
027
008
106
105
029
021
186
031
030
107
033
032
185
108
034
109
168
035
036
110
166
167
009
169
165
010
011
037
111
112
038
113
114
039
115
116
117
118
119
120
184
044
158
159
045
012
160
162
046
161
183
171
170
164
048
163
049
121
122
232
123
124
240
220
219
218
050
233
234
238
237
Subvolcanic Rocks
Sedimentary Sequence
Felsic Volcanic Sequence
Mafic Sequence
N
EQUINOX
GOLD
Au Grade - Thickness (g-m)
> 10.0
1.0 - 5.0
5.0 - 10.0
0.3 - 1.0
BRSLD drill holes
BRSLP drill holes
0
250
500
Meters
Projection Coordinate System:
SAD 1969 (96) UTM Zone 24S

Figure 4 - Mansinha Target Exploration Results (CNW Group/Equinox Gold Corp.)

Mansinha Sul Target
Exploration Results
468000
469000
8788000
8787000
Rio de Peixe
Mansinha
Serra da Volta
Riacho do Miguel
Mansinha Sul
VG14
Santa Luz Mine
0 2.5 5 Kilometers
BRSLP187
16.0m @ 2.30 g/t Au from 34.0m
BRSLP212
13.0m @ 1.60 g/t Au from 13.0m
BRSLP175
1.0m @ 5.58 g/t Au from 48.0m
9.0m @ 3.63 g/t Au from 55.0m
BRSLP178
20.0m @ 1.72 g/t Au from 37.0m
BRSLP174
13.0m @ 1.89 g/t Au from 25.0m
BRSLP196
16.0m @ 1.25 g/t Au from 19.0m
BRSLP179
15.0m @ 2.35 g/t Au from 16.0m
21.0m @ 0.58 g/t Au from 38.0m
3.0m @ 3.52 g/t Au from 68.0m
BRSLP194
5.0m @ 3.14 g/t Au from 41.0m
BRSLP216
35.0m @ 0.52 g/t Au from 12.0m
BRSLP205
1.0m @ 6.25 g/t Au from 6.0m
27.0m @ 1.25 g/t Au from 65.0m
BRSLP201
6.0m @ 4.30 g/t Au from 49.0m
BRSLP172
11.0m @ 1.07 g/t Au from 16.0m
9.0m @ 3.79 g/t Au from 38.0m
BRSLP153
15.0m @ 7.61 g/t Au from 53.0m
BRSLP251
9.0m @ 1.90 g/t Au from 59.0m
BRSLP181
13.0m @ 1.65 g/t Au from 71.0m
BRSLP227
14.0m @ 2.47 g/t Au from 29.0m
BRSLP191
1.0m @ 3.36 g/t Au from 21.0m
6.0m @ 2.89 g/t Au from 28.0m
Subvolcanic Rocks
Sedimentary Sequence
Felsic Volcanic Sequence
N
Au Grade - Thickness (g-m)
> 10.0
5.0 - 10.0
1.0 - 5.0
0.3 - 1.0
BRSLD drill holes
BRSLP drill holes
0 200 400 Meters
Projection Coordinate System:
SAD 1969 (96) UTM Zone 24S
EQUINOX GOLD

Figure 5 - Mansinha Sul Target Exploration Results (CNW Group/Equinox Gold Corp.)

CAUTIONARY NOTES

Qualified Person and Disclosure Statement

Scott Heffernan, M.Sc., P.Geo., the Company's EVP Exploration and a Qualified Person under National Instrument 43-101, has reviewed and approved that the technical information contained in this news release is accurate. Drill composites for underground targets were calculated using cut-off values of 1.0 g/t, 3.0 g/t and 5.0 g/t gold as specified in the drill table and contain no more than 3m, 1m, and 1m of internal waste, respectively, and were located at down-hole depths of 100m or greater. Drill composites for open-pit targets were calculated using cut-off values of 0.3 g/t, 1.0 g/t and 3.0 g/t gold as specified in the drill table (https://www.equinoxgold.com/_resources/news/Attachments/202204-BahiaDrillResults.pdf) and reported intercepts above 1.0 and 3.0 g/t contain no more than 3m and 1m of internal waste, respectively, and were located at down-hole depths of less than 100m. Drill intersections are calculated using uncut assays and are reported as drilled thicknesses. True widths of the mineralized intervals are interpreted to be 60 to 90 percent of the reported lengths depending on the angle of intersection of the drill hole relative to the mineralized zone. Samples were submitted to ALS Chemex in Belo Horizonte, Brazil or SGS Geosol in Belo Horizonte, Brazil for sample preparation. ALS Chemex prepared sample pulps were then sent to ALS Chemex in Lima, Peru for geochemical analysis for gold by fire assay of a 50-gram charge with an Atomic Absorption finish (AA) and for a 33 multi-element geochemical suite by 4-acid digestion and Inductively-Coupled Plasma Mass Spectrometry (ICP-MS). SGS prepared sample pulps were analyzed for gold by fire assay of a 50-gram charge with an Atomic Absorption finish (AA) and for a 37 multi-element geochemical suite by 4-acid digestion and Inductively-Coupled Plasma Atomic Emission Spectroscopy (ICP-AES). Samples with AA gold values over 10.0 g/t are re-assayed by Screen Metallics fire assay. Control samples (accredited standards, blanks, and duplicate samples at the field and preparation stages) were inserted on a regular basis. Results were monitored upon receipt of assays.

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

Disclosure regarding the Company's mineral properties, including with respect to mineral reserve and mineral resource estimates included in this news release, was prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (SEC) generally applicable to U.S. companies. Accordingly, information contained in this news release is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements and forward-looking information in this news release relate to, among other things: the strategic vision for the Company and expectations regarding exploration potential, production capabilities and future development of Santa Luz, Fazenda and other exploration targets; and the Company's ability to successfully advance its growth and development projects, including ramping Santa Luz up to full capacity. Forward-looking statements or information generally identified by the use of the words "objective", "growth", "preliminary", "potential", "clear path", "target", "strategy" and similar expressions and phrases or statements that certain actions, events or results "could", "would" or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events and these assumptions include: Equinox Gold's ability to achieve the exploration, production, cost and development expectations for Santa Luz and Fazenda and its other operations and projects; prices for gold remaining as estimated; currency exchange rates remaining as estimated; ramp-up at Santa Luz being completed and performed in accordance with current expectations; tonnage of ore to be mined and processed; ore grades and recoveries; availability of funds for the Company's projects and future cash requirements; capital, decommissioning and reclamation estimates; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based, including the conversion of Mineral Resources to Mineral Reserves; prices for energy inputs, labour, materials, supplies and services; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade; the Company's working history with its workforce, unions and communities; that all necessary permits, licenses and regulatory approvals are received in a timely manner; and the Company's ability to comply with environmental, health and safety laws While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and Indigenous populations; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining; risks relating to expropriation; increased competition in the mining industry; and those factors identified in the Company's MD&A dated March 23, 2022 for the year ended December 31, 2021, and its Annual Information Form dated March 24, 2022 for the year-ended December 31, 2021, both of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.

View original content to download multimedia:https://www.prnewswire.com/news-releases/equinox-gold-announces-positive-drill-results-from-the-bahia-belt-in-brazil-301534964.html

SOURCE Equinox Gold Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/April2022/28/c7877.html

%CIK: 0001756607

For further information: EQUINOX GOLD CONTACTS, Christian Milau, Chief Executive Officer; Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 07:30e 28-APR-22